Exhibit 99.1

-CONVENIENCE TRANSLATION-

Biofrontera Aktiengesellschaft

Leverkusen

6 % convertible bond 2017/2022

DE000A2BPDE6.

Adjustment of the conversion price

The 6 % convertible bond 2017/2022 of Biofrontera AG (“Company”) is divided into bearer bonds with a nominal amount of EUR 100 each (“ 2017/2022 Bond”). Pursuant to the terms and conditions of the 2017/2022 Bonds (“2017/2022 Terms and Conditions “), each bondholder has the right to convert each 2017/2022 Bond into no-par value registered common shares of the Company (“Shares”). On March 13, 2018, the Company announced that the conversion price, after adjustment, will be EUR 4.75 per share. The Company subsequently announced on August 27, 2020, that following a further adjustment, the conversion price per share would be EUR 4.737 per share.

On February 05, 2021, the Company published a subscription offer for up to 8,969,870 new no-par value registered shares with a notional share in the capital stock of EUR 1.00 each based on the capital increase resolved by the Annual General Meeting on May 28, 2020. The shareholders were granted the statutory subscription right. A total of 8,969,870 new shares were issued.

Section 11 of the 2017/2022 Terms and Conditions provides for the creditors of the 2017/2022 Bond to be protected against dilution in this case. The conversion price was therefore to be reduced in accordance with the 2017/2022 Terms and Conditions by the amount corresponding to the value of the subscription right granted to one share for the up to 8,969,870 new no-par value registered shares.

The Company hereby announces that the conversion price of the 2017/2022 Bonds will therefore be reduced by EUR 0.021 to EUR 4.716 per share in accordance with the 2017/2022Terms and Conditions.

Leverkusen, March 2021

Biofrontera Aktiengesellschaft

The Management Board